Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

XINYUAN REAL ESTATE CO., LTD.

FOR THE 2025 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 29, 2025

The undersigned shareholder of Xinyuan Real Estate Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledges receipt of the notice of extraordinary general meeting of shareholders dated July 8, 2025 and the proxy statement dated July 14, 2025, and hereby appoints Mr. Yong Zhang, Chairman of the Board, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on July 29, 2025 at 10:00 am, local time, at Xinyuan (China) Real Estate Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025 and at any adjournment or postponement thereof, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present on the matters set forth below (i) as specified by the undersigned below or, if no such specification is made, as the proxy thinks fit, and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If NO direction is made, the proxy will vote the shares in his or her discretion, unless this sentence referring to a holder of the proxy having such discretion has been crossed-out and the deletion initialed on this form of proxy. Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote “FOR” the following proposal:

Proposal: 1) To approve, ratify and confirm in all respects by a special resolution, a potential spin-off transaction through which XIN would transfer certain assets, liabilities, and operations in the People’s Republic of China to XIN SpinCo, a wholly-owned subsidiary of XIN incorporated as an exempted company in the Cayman Islands (“XIN SpinCo”) and distribute XIN SpinCo shares (the “Spin-Off Shares”) as a dividend to the existing shareholders of XIN as of July 8 2025 (the “Record Date”) on a pro-rata basis (the “Spin-Off”). As a result, XIN SpinCo will operate as a distinct real estate development company with its own separate and distinct management, strategy and operational focus.

For赞成	Against反对	Abstain弃权
☐	☐	☐

Dated: _________2025

Shareholder Name:	Co-Owner Name:

Signature	Signature

Proposal: 2) Subject to the approval and consummation of the Spin-Off as proposed, to approve, ratify and confirm in all respects by a special resolution, an offshore debt restructuring through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (the “Restructuring”). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes (as defined in the proxy statement). In connection with the Restructuring, the Company will issue the New Shares and the New Perpetual Securities, and XIN SpinCo will issue the New Senior Notes (each as defined in the proxy statement and/or in the Restructuring Term Sheet)

For赞成	Against反对	Abstain弃权
☐	☐	☐

Dated: _________2025

Shareholder Name:	Co-Owner Name:

Signature	Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on July 8, 2025 or by his or her attorney duly authorized in writing. In the case of a corporation, this Proxy Card must be executed by an officer or attorney duly authorized for that purpose.